210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

MEDIA ADVISORY

Oncolytics Biotech® Inc. to Present at 12th Annual BIO CEO & Investor Conference

CALGARY, AB, February 4, 2010 --- Dr. Brad Thompson, President and CEO of Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY), will present a corporate overview of the Company at the 12th Annual BIO CEO & Investor Conference on Monday, February 8, 2010 at 3:00 p.m. ET. Hosted by the Biotechnology Industry Organization (BIO), the 12th Annual CEO & Investor Conference will take place February 8th and 9th at the Waldorf-Astoria Hotel in New York.

A live audio link to the webcast presentation is available at:  http://www.veracast.com/webcasts/bio/ceoinvestor2010/35112252.cfm , or on the company’s website at www.oncolyticsbiotech.com.   It is recommended that listeners log on 15 minutes in advance of the presentation to register and download any necessary software.

An audio replay will be accessible approximately one hour following the presentation on the Oncolytics website.

About the BIO CEO & Investor Conference
Now in its twelfth year, the BIO CEO & Investor Conference 2010 is the largest investor conference focused on the biotechnology industry. The conference provides a forum for public and private equity investors, research analysts, investment bankers and senior-level industry executives to learn about and discuss investment trends and investment opportunities in the biotechnology industry. This year’s conference will feature corporate presentations from more than 120 companies, workshops featuring leading experts on specific therapeutic and technology topics, plenary and panel sessions on timely business issues and industry trends, many opportunities to schedule one-on-one meetings, as well as numerous networking opportunities. For more information, visit www.ceo.bio.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The presentation and webcast times are subject to change. This release and the presentation related thereto contain forward-looking statements which involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control and which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
For Canada: The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	For United States: The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com